UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SoundView Technology Group, Inc.

(Name of Subject Company (Issuer))

Shakespeare Merger Corporation,

a wholly owned subsidiary of

The Charles Schwab Corporation

(Names of Filing Persons-Offerors)

Common Stock and Class B Common Stock,

$0.01 par value per share

(Title of Class of Securities)

83611Q406

(CUSIP Number of Class of Securities)

Christopher V. Dodds

Executive Vice President and Chief Financial Officer

The Charles Schwab Corporation

120 Kearny Street

San Francisco, California 94108

(415) 627-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Richard W. Canady, Esq.

Joseph B. Hershenson

Howard, Rice, Nemerovski, Canady, Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$345,498,704.50	$27,950.85

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the sum of (i) the product of (A) $15.50, the tender offer price, and (B) 21,311,759, the number of shares of common stock of SoundView Technology Group, Inc. (“SoundView”) outstanding as of November 30, 2003 and anticipated to be issued prior to January 31, 2004 pursuant to bonus arrangements and employment agreements and (ii) the product of (A) 2,584,094, the number of shares of SoundView common stock issuable on the exercise of options and warrants outstanding as of November 30, 2003 having an exercise price less than or equal to $15.50 and (B) the difference between $15.50 and the exercise price for each such option and warrant.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $27,950.85	Form or Registration No.: Schedule TO
Filing Party: The Charles Schwab Corporation	Date Filed: December 3, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed on December 3, 2003 by Shakespeare Merger Corporation, a Delaware corporation and wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation, to purchase all of the outstanding shares of common stock and Class B common stock, par value $0.01 per share, including the associated preferred stock rights to such shares of common stock and Class B common stock (the “Shares”), of the Company at a purchase price of $15.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2003, a copy of which is attached to this Statement as Exhibit (a)(1)(A), and as amended and supplemented by the Supplement thereto, dated December 31, 2003 (the “Supplement”) a copy of which is attached to this Statement as Exhibit (a)(1)(G), and in the related Letter of Transmittal, a copy of which is attached to this Statement as Exhibit (a)(1)(B). The terms and conditions set forth in the Offer to Purchase, the Supplement and the Letter of Transmittal, together with any amendments or further supplements thereto, collectively constitute the “Offer.”

Item 2. Subject Company Information.

Item 2 is hereby amended and supplemented by the following:

(b)    Securities.

The information set forth in the “Introduction” in the Supplement is incorporated herein by reference.

(c)    Trading market and price.

The information set forth in the Supplement under Section 3 (Price Range of Shares of SoundView Common Stock; Dividends on Shares of SoundView Common Stock; Warrant to Purchase SoundView Class B Common Stock) is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented by the following:

(a)    Material Terms.

The information set forth in the Supplement under Introduction, Section 1 (Terms of the Offer), Section 2 (Acceptance for Payment and Payment for Shares of SoundView Common Stock and Class B Common Stock), Section 5 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) and Section 6 (Certain Conditions to the Offer) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented by the following:

2

(c)    Plans.

The information set forth in the Supplement under Section 5 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and restated in full as follows:

(a)(1)(A)	Offer to Purchase, dated December 3, 2003 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(G)	Supplement to the Offer to Purchase, dated December 31, 2003

(a)(5)(A)	Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(B)	Powerpoint Slide Presentation of The Charles Schwab Corporation and SoundView Technology Group, Inc. titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(B) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(C)	Summary Newspaper Advertisement published in The Wall Street Journal on December 3, 2003 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

3

(b)	None

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc. (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(2)	Confidentiality Agreement, dated September 23, 2003, between The Charles Schwab Corporation and SoundView Technology Group, Inc. (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(A)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark Loehr (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(B)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(C)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(D)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(4)	Amendment dated December 30, 2003 to that certain Agreement and Plan of Merger dated as of November 18, 2003 by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc.

(g)	None

(h)	None

4

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Charles Schwab Corporation

/s/ Christopher V. Dodds
Christopher V. Dodds
Executive Vice President and Chief Financial Officer

Shakespeare Merger Corporation

/s/ Christopher V. Dodds
Christopher V. Dodds
Chief Financial Officer

Date: December 31, 2003

5

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2003 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(a)(1)(G)	Supplement to Offer to Purchase, dated December 31, 2003

(a)(5)(A)	Joint Press Release issued by The Charles Schwab Corporation and SoundView Technology Group, Inc., on November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(A) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(B)	Powerpoint Slide Presentation of The Charles Schwab Corporation and SoundView Technology Group, Inc. titled “Continued Leadership in Serving Clients: Research and Trading Capabilities,” dated November 19, 2003 (incorporated by reference to Exhibit 99.1(a)(5)(B) to Schedule TO of The Charles Schwab Corporation filed November 19, 2003)

(a)(5)(C)	Summary Newspaper Advertisement published in The Wall Street Journal on December 3, 2003 (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2003, by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and

SoundView Technology Group, Inc. (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(2)	Confidentiality Agreement, dated September 23, 2003, between The Charles Schwab Corporation and SoundView Technology Group, Inc. (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(A)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Mark Loehr (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(B)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and John Hervey (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(C)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Robert Meier (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(3)(D)	Employment Agreement, dated November 18, 2003, by and among SoundView Technology Group, Inc., The Charles Schwab Corporation and Gerard P. Maus (incorporated by reference to the same numbered exhibit to the Schedule TO of The Charles Schwab Corporation filed December 3, 2003)

(d)(4)	Amendment dated December 30, 2003 to that certain Agreement and Plan of Merger dated as of November 18, 2003 by and among The Charles Schwab Corporation, Shakespeare Merger Corporation and SoundView Technology Group, Inc.

Exhibit (a)(1)(G)

Supplement to the Offer to Purchase Dated December 3, 2003

Shakespeare Merger Corporation,

a wholly owned subsidiary of

The Charles Schwab Corporation,

Is Supplementing Its

Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Class B Common Stock of

SoundView Technology Group, Inc. at $15.50 Net per Share,

To Provide the Additional Disclosure Information Included Herein

The Offer (as defined herein) and withdrawal rights will expire at midnight, New York City Time, on January 9, 2004, unless the

Offer is extended.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) shares of SoundView common stock and Class B common stock that, together with any shares of SoundView common stock and Class B common stock then owned by Schwab or any wholly owned subsidiary of Schwab (including the Purchaser), represent greater than 50.1% of the adjusted outstanding share number. Pursuant to the Merger Agreement and the election that Schwab is making hereby, the “adjusted outstanding share number” is defined as the sum of (i) all then-outstanding shares of SoundView common stock and Class B common stock, and (ii) the number of shares of SoundView common stock and Class B common stock issuable on (a) the exercise of any outstanding option that is vested or is expected to become vested (other than by reason of the Merger) on or before September 30, 2004, (b) the exercise of any warrant or other right to acquire capital stock of SoundView, other than the warrant to purchase 1,127,460 shares of SoundView Class B common stock held by The Goldman Sachs Group, L.P., or (c) the conversion of any security convertible into capital stock of SoundView. (The foregoing condition is referred to as the “Minimum Condition” in the Offer to Purchase and this Supplement). The Offer is also subject to other conditions described in Section 6 (Certain Conditions to the Offer) of this Supplement.

IMPORTANT

Any stockholder of SoundView who desires to tender all or any portion of such stockholder’s shares of SoundView common stock or Class B common stock to the Purchaser in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile copy of it) for the Offer, which was previously distributed with the Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy of it) and any other required documents to the depositary for the Offer, Wells Fargo Bank Minnesota, N.A., (the “Depositary”), and either deliver the certificates representing such shares to the Depositary along with the Letter of Transmittal (or a facsimile copy of it) or tender such shares by book-entry transfer by following the procedures described in Section 2 (Procedures for Tendering Shares of SoundView Common Stock and Class B Common Stock in the Offer) of the Offer to Purchase, in each case prior to the Expiration Date or (ii) request such stockholder’s broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder of SoundView with shares of SoundView common stock or Class B common stock registered in the name of a broker, dealer, bank, trust company or other nominee must contact that institution in order to tender such shares to the Purchaser in the Offer.

Any stockholder of SoundView who desires to tender shares of SoundView common stock and Class B common stock to the Purchaser in the Offer and whose certificates representing such shares are not immediately available, or who cannot comply in a timely manner with the procedures for tendering shares by book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such shares to the Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 2 (Procedures for Tendering Shares of SoundView Common Stock and Class B Common Stock in the Offer) of the Offer to Purchase.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent for the Offer at the address and telephone number listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 213-0473

i

To:	The Holders of Common Stock and Class B Common Stock of SoundView Technology Group, Inc.:

Introduction

The following information amends and supplements the Offer to Purchase dated December 3, 2003 (the “Offer to Purchase”), of Shakespeare Merger Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation (“Schwab”), pursuant to which the Purchaser is offering to purchase all of the outstanding shares of common stock and Class B common stock, par value $0.01 per share, including the associated preferred stock rights to such common stock and Class B common stock, of SoundView Technology Group, Inc., a Delaware corporation (“SoundView”), at a price of $15.50 per share, net to the seller in cash (without interest thereon) (the “Offer Price”). The terms and conditions set forth in the Offer to Purchase, this Supplement and the Letter of Transmittal enclosed with the Offer to Purchase, together with any amendments or further supplements hereto or thereto, collectively constitute the “Offer” described in the Offer to Purchase.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

This Supplement: (i) announces that Schwab and the Purchaser have extended the Expiration Date of the Offer to midnight, New York City Time, on January 9, 2004, unless and until the Offer is extended; (ii) provides an election by Schwab and the Purchaser as to the method for calculating the Adjusted Outstanding Share Number, as described below; (iii) discloses that SoundView is accelerating the vesting of all restricted shares of SoundView common stock, such that all of the restricted shares of SoundView common stock will be vested in full immediately prior to the Expiration Date; and (iv) provides a waiver by Schwab of its ability to require that certain conditions to the Offer be met at the time of acceptance of shares in the Offer, and instead provides that certain conditions described below in Section 6 (Certain Conditions of the Offer) of this Supplement need only be met at the Expiration Date. Otherwise, this Supplement is intended only to provide certain limited additional disclosure to information previously included in the Offer to Purchase.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) of the Offer (excluding shares tendered by notice of guaranteed delivery that have not been delivered to the Depositary by the Expiration Date) shares of SoundView common stock and Class B common stock that, together with any shares of SoundView common stock and Class B common stock then owned by Schwab or any wholly owned subsidiary of Schwab (including the Purchaser), represent greater than 50.1% of the Adjusted Outstanding Share Number. The foregoing condition is referred to as the “Minimum Condition.” The Offer is also subject to other conditions described in Section 6 (Certain Conditions to the Offer) of this Supplement.

The “Adjusted Outstanding Share Number” is defined in the Merger Agreement as the sum of all then-outstanding shares of SoundView common stock and Class B common stock, plus, at the election of Schwab, an additional number of shares of SoundView common stock and Class B common stock up to but not exceeding the aggregate number of shares of SoundView common stock and Class B common stock issuable upon the exercise of any outstanding option that is vested or is expected to become vested (other than by reason of the Merger) on or before September 30, 2004, or any warrant or other right to acquire capital stock of SoundView, or upon the conversion of any security convertible into capital stock of SoundView. Schwab is hereby making the election to define the Adjusted Outstanding Share Number as the sum of (i) all then-outstanding shares of SoundView common stock and Class B common stock, and (ii) the number of shares of SoundView common stock and Class B common stock issuable on (a) the exercise of any outstanding option that is vested or is expected to become vested (other than by reason of the Merger) on or before September 30, 2004, (b) the exercise of any warrant or other right to acquire capital stock of SoundView, other than the warrant to purchase

1,127,460 shares of SoundView Class B common stock (the “Goldman Warrant”) held by The Goldman Sachs Group, L.P. (“Goldman Sachs”), and (c) the conversion of any security convertible into capital stock of SoundView. Schwab is electing to exclude the Goldman Warrant from the definition of the Adjusted Outstanding Share Number because the Goldman Warrant has an exercise price of $27.86 per share and, as described in Section 3 (Price Range of Shares of SoundView Common Stock; Dividends on Shares of SoundView Common Stock; Warrant to Purchase SoundView Class B Common Stock) of this Supplement, on November 26, 2003, Goldman Sachs agreed with SoundView that it would waive its right to exercise the Goldman Warrant.

SoundView has informed the Purchaser that, as of November 30, 2003, there were: (i) 20,730,817 shares of SoundView common stock issued and outstanding; (ii) no shares of SoundView Class B common stock issued and outstanding; (iii) 2,854,675 shares of SoundView common stock subject to outstanding options (of which 2,129,203 are vested or are expected to become vested (other than by reason of the Offer or the Merger) on or before September 30, 2004); (iv) 21,392 shares of SoundView common stock subject to outstanding warrants to purchase shares of SoundView common stock from SoundView; (v) 1,127,460 shares of SoundView Class B common stock subject to the Goldman Warrant and (vi) no shares of SoundView common stock issuable upon the conversion of outstanding SoundView securities (other than the options and warrants described above). Based upon the foregoing and Schwab’s election described above, the Minimum Condition will be satisfied if 11,463,588 shares of SoundView common stock and Class B common stock are validly tendered and not withdrawn prior to the Expiration Date.

If, between the date of the Merger Agreement and the date on which any particular share of SoundView common stock or Class B common stock is accepted for payment and paid for pursuant to the Offer, the outstanding shares of SoundView common stock or Class B common stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price applicable to such share will be appropriately adjusted.

There are a number of reasons Purchaser is making the Offer for shares of both SoundView common stock and Class B common stock notwithstanding that there are no shares of Class B common stock outstanding and that Goldman Sachs has agreed with SoundView to waive its right to exercise the Goldman Warrant. First, the Merger Agreement committed Purchaser and Schwab to make an offer for both classes of common stock because of the possibility Goldman Sachs could have exercised the Goldman Warrant at any time. Schwab and Purchaser are, therefore, complying with the requirements of the Merger Agreement. Second, because the agreement waiving the right to exercise the Goldman Warrant is between Goldman Sachs and SoundView, it is unenforceable by Schwab. It is Purchaser’s intent to acquire all shares of SoundView common stock and Class B Common Stock pursuant to the Offer or the subsequent Merger. If Goldman Sachs exercises the Goldman Warrant at any time, Purchaser must either make an Offer for shares of SoundView Class B common stock or wait until the Offer is completed and acquire the SoundView Class B common stock through the subsequent Merger.

The Offer to Purchase, this Supplement and the Letter of Transmittal for the Offer contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

The Tender Offer

1.    Terms of the Offer

Section 1 (Terms of the Offer) of the Offer to Purchase is hereby amended and supplemented to extend the Expiration Date of the Offer and to clarify the circumstances under which the Purchaser may terminate the Offer in accordance with the Merger Agreement.

Schwab and the Purchaser have elected to extend the Expiration Date of the Offer. Accordingly, the term “Expiration Date” as used in the Offer to Purchase and this Supplement means midnight, New York City time, on

January 9, 2004, unless and until the Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term Expiration Date as used in the Offer to Purchase and this Supplement will mean the latest time at which the Offer, as so extended by the Purchaser, will expire.

Previously, Purchaser had stated that under certain circumstances, the Purchaser may terminate the Offer in accordance with the Merger Agreement, not accept for payment or pay for any shares of SoundView common stock and Class B common stock and return all previously tendered shares to the owners of such shares. By way of clarification, the Offer terminates if the Merger Agreement is terminated by either Schwab or SoundView pursuant to its terms; each such term is described in depth in Section 12 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transaction) of the Offer to Purchase.

2.    Acceptance for Payment and Payment for Shares of SoundView Common Stock and Class B Common Stock

Section 4 (Acceptance for Payment and Payment for Shares of SoundView Common Stock and Class B Common Stock) of the Offer to Purchase is hereby amended and supplemented to clarify the circumstances under which Purchaser may be delayed in accepting for payment tendered shares but have the Depositary retain the shares that are tendered in the Offer.

Previously, Purchaser had stated that if it is delayed in its acceptance for payment of, or payment for, shares of SoundView common stock and Class B common stock that are tendered in the Offer, or is unable to accept for payment, or pay for, shares that are tendered in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of the Purchaser, retain shares of SoundView common stock and Class B common stock that are tendered in the Offer, and such shares may not be withdrawn except to the extent that stockholders tendering such shares are entitled to do so as described in Section 3 (Withdrawal Rights) of the Offer to Purchase. Purchaser may be delayed in its acceptance for payment of, or payment for, shares tendered for only limited circumstances completely outside of its control, resulting for example from compliance with regulatory actions, the entry of any injunction or other order of a court or other competent authority preventing Purchaser’s compliance or force majeure.

3.    Price Range of Shares of SoundView Common Stock; Dividends on Shares of SoundView Common Stock; Warrant to Purchase SoundView Class B Common Stock

Section 6 (Price Range of Shares of SoundView Common Stock; Dividends on Shares of SoundView Common Stock) of the Offer to Purchase is hereby amended and supplemented in order to provide certain additional disclosure related to SoundView Class B common stock:

Shares of SoundView Class B common stock are not currently listed and are not registered under the Exchange Act. No public trading market exists for such stock. In addition, pursuant to the terms of SoundView’s certificate of incorporation, if shares of Class B common stock are held other than by Goldman Sachs or any of its affiliates, the shares of Class B immediately convert into shares of SoundView common stock. As of the date of this Supplement, no shares of Class B common stock are outstanding, and 1,127,460 shares of Class B common stock are issuable on the exercise of the Goldman Warrant. Goldman Sachs may exercise the Goldman Warrant on or before April 8, 2004 at an exercise price of $27.86 per share. The Merger Agreement provides that each warrant, including the Goldman Warrant, converts into the right to receive the Merger Consideration which the holder of such warrant would have been entitled to receive on the effective time of the Merger, assuming that such holder had exercised such holder’s warrant immediately prior to the effective time of the Merger. Following execution of the Merger Agreement, SoundView requested that Goldman Sachs confirm that such provisions were lawful and adequate, as required by the Goldman Warrant. On November 26, 2003, Goldman Sachs agreed that such provisions were lawful and adequate and also agreed to waive its rights to exercise the Goldman Warrant.

4.    Certain Information Concerning SoundView

The following discussion of Certain Projected Financial Data from Section 8 (Certain Information Concerning SoundView) of the Offer to Purchase is hereby amended and restated in full as follows in order to provide certain additional disclosure:

Certain Projected Financial Data

Prior to entering into the Merger Agreement, SoundView and its financial advisors provided to Schwab certain projected financial information which was not publicly available (the “Projections”) for the fiscal years 2003 through 2006. At the time, Schwab was advised by SoundView that SoundView does not publicly disclose projections, and that the Projections were not prepared with a view to public disclosure. SoundView provided Schwab with the following bottom-line financial forecasts of SoundView’s revenues, net income and earnings per share, respectively (in thousands, except per share data): $113,339, ($7,430) and ($0.25) in 2003; $153,049, $11,315 and $0.57 in 2004; $193,542, $20,277 and $1.01 in 2005; and $239,383, $30,173 and $1.51 in 2006. The Projections that SoundView provided to Schwab are attached to this Supplement as Exhibit A. SoundView advised Schwab that the Projections were prepared without taking into account the disposition of SoundView’s investment banking business.

Schwab has been advised by SoundView that the Projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. Schwab has been advised by SoundView that SoundView’s certified public accountants have not examined or compiled any of the Projections. The Projections are included herein to give SoundView’s stockholders access to information that was not publicly available and that SoundView provided to Schwab.

The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, Schwab has been advised by SoundView that the Projections were not prepared by SoundView in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of SoundView with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, operating and other revenues and expenses, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond SoundView’s control. There can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. In addition, the Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause actual results to differ materially from the Projections.

For these reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of such Projections herein should not be regarded as an indication that SoundView, Schwab, the Purchaser or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Projections should not be relied on as such. Schwab and its affiliates assume no responsibility for the reasonableness, completeness, accuracy or reliability of such Projections. Schwab has been informed by SoundView that neither SoundView nor any of its affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

5.    Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions

The discussion of the Top-Up Option in Section 12 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) of the Offer to Purchase describing the Merger Agreement is hereby amended and restated in full as follows in order to provide more detailed disclosure in such section. The discussion of the treatment of the Restricted Shares in the Tender Offer and in the subsequent Merger in the sections titled “Restricted Shares in the Tender Offer” and “Treatment of SoundView Options and Unvested Restricted Stock” in Section 12 (Purpose of the Offer and the Merger; Plans for SoundView; The Merger Agreement; Confidentiality Agreement; Going Private Transactions) of the Offer to Purchase describing the Merger Agreement is hereby amended. The title of the first section is renamed “Restricted Shares in the Tender Offer; Tax Consequences of Tendering Restricted Shares” and the entire section is hereby amended and restated in full below. The title of the second section is renamed “Treatment of SoundView Options and Restricted Stock Not Purchased in the Offer” and the third paragraph of such section is hereby amended and restated in full below. In addition, the discussion of the SoundView 401(k) Plan in the section titled “Employee Benefit Matters” is amended and restated in full to describe certain agreements between Schwab and SoundView concerning such 401(k) Plan.

The Merger Agreement

Top-Up Option

Pursuant to the Merger Agreement, Schwab and the Purchaser have an irrevocable option (the “Top-Up Option”) to purchase from SoundView, at a price per share equal to the Offer Price, a number of shares of SoundView common stock (the “Top-Up Option Shares”) that, when added to the number of any outstanding shares of SoundView common stock and Class B common stock owned by Schwab or any wholly-owned subsidiary of Schwab at the time of exercise of the Top-Up Option, constitutes one share of SoundView common stock and Class B common stock more than 90% of the number of shares of SoundView common stock and Class B common stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised by Schwab or the Purchaser, in whole but not in part, at any time on or after the date on which the Purchaser, Schwab and their affiliates own beneficially at least 80% of the outstanding shares of SoundView common stock and Class B common stock, and on or prior to the tenth business day after the later of (i) the first date on which the Purchaser accepts any Shares of common stock and Class B common stock for payment pursuant to the Offer (the “Acceptance Date”) or (ii) the expiration of any subsequent offering period.

Pursuant to Section 253 of the DGCL, if the Purchaser owns, by virtue of the Offer or otherwise, at least 90% of the outstanding shares of SoundView common stock and Class B common stock, the Merger can be effected without a vote of the SoundView stockholders. Without the Top-Up Option, if the Purchaser, Schwab and their affiliates own beneficially at least 80% but less than 90% of the outstanding shares of SoundView common stock and Class B common stock, the Merger must be approved by a majority of the SoundView stockholders at a meeting. The outcome at such a meeting, however, will be assured because the Purchaser, Schwab and their affiliates will be able to control the vote. The Top-Up Option allows Purchaser and Schwab to effect the Merger without a vote of the SoundView stockholders if Purchaser, Schwab and their affiliates only own beneficially at least 80% of the outstanding shares of SoundView common stock and Class B common stock.

Restricted Shares in the Tender Offer; Tax Consequences of Tendering Restricted Shares

In accordance with an amendment to the Merger Agreement, SoundView is accelerating the vesting of all restricted shares of SoundView common stock, such that all of the restricted shares of SoundView common stock will be vested in full immediately prior to the Expiration Date. The holders of restricted shares of SoundView common stock are entitled to tender such shares to the Purchaser pursuant to the terms of the Offer. Because the shares will be vested in full and all restrictions will lapse immediately prior to the Expiration Date, tendered restricted shares will be treated in the same manner as any other shares of SoundView common stock. The Offer Price paid for such shares will be paid to the holders of such tendered restricted shares of SoundView common stock at the same time as the Offer Price is paid to the holder of any other shares of SoundView common stock tendered pursuant to the Offer. The Offer Price will be paid directly to such holder without the creation of a deferred compensation account or “rabbi” trust, but will be subject to applicable withholding taxes.

At the time the restricted shares of SoundView common stock vest, the holders of restricted shares generally will have ordinary income on the vesting date equal to the fair market value of those shares that vest on that date. Under current law, ordinary income is subject to federal income tax rates of up to 35%. The amount of ordinary income will be subject to applicable withholding taxes at the time the ordinary income is realized. The foregoing discussion does not apply to any stockholder who made an election under Section 83(b) of the Code to include in income on the receipt of the restricted shares an amount equal to the fair market value of the shares at the date of grant.

Treatment of SoundView Options and Restricted Stock Not Purchased in the Offer

Given the acceleration in vesting of the restricted stock, each outstanding share of formerly restricted stock that has not been purchased pursuant to the Offer will be converted at the time of the merger into the right to receive $15.50 (the price per share paid in the Offer) in cash, without interest thereon. The payment will be made directly to the holder of such formerly restricted shares, without creation of a deferred compensation account or “rabbi” trust.

Employee Benefits Matters

The Merger Agreement requires, prior to completion of the Merger, SoundView to take such action as is necessary to terminate its 401(k) Plan and to ensure that each of its employee is fully vested in his or her account balance under the such 401(k) Plan. As soon as practicable following IRS approval of the termination of such 401(k) Plan, the assets of the 401(k) Plan will be distributed and Schwab will permit the SoundView employees who continue to be employed following the completion of the Merger to roll any eligible rollover distributions and outstanding loans over into Schwab’s 401(k) Plan. On completion of the Merger, the SoundView employees will be eligible to participate in Schwab’s 401(k) Plan. To allow for an effective transition for employees from being employed by SoundView to being employed by Schwab following the Closing Date, Schwab has agreed that SoundView need not take action to terminate the SoundView 401(k) Plan prior to the effective time of the Merger; Schwab will terminate the SoundView 401(k) Plan after the effective time of the Merger; employees of SoundView will continue to be eligible to participate in the SoundView 401(k) Plan until the transition period is complete; and from and after the transition period, but in no event later than April 1, 2004, such employees will be eligible to participate in Schwab’s 401(k) Plan.

6.    Certain Conditions to the Offer

Section 13 (Certain Conditions to the Offer) of the Offer to Purchase is amended and restated in full as follows in order to provide detail of the election of Schwab and the Purchaser to waive certain of its rights related to the time at which certain conditions must be satisfied:

The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. The following summary is not a recitation of the conditions, the complete text of these conditions are contained in the Merger Agreement and the summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the Securities and Exchange Commission by the Purchaser and Schwab in connection with the Offer, and is incorporated in the Offer to Purchase and this Supplement by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning SoundView) of the Offer to Purchase. Schwab and the Purchaser, however, are waiving their rights to assert certain of these conditions after the Expiration Date, notwithstanding the fact that the Merger Agreement requires that these conditions be satisfied as of the Acceptance Date. Accordingly, the conditions as amended pursuant to Schwab and the Purchaser’s election are set forth below.

The Purchaser is not required to accept for payment, or (subject to any applicable rule or regulation of the Securities and Exchange Commission) pay for, and may delay the acceptance for payment of, or (subject to any applicable rule or regulation of the Securities and Exchange Commission) the payment for, any tendered shares of SoundView common stock and Class B common stock, and (subject to the terms of the Merger Agreement) may terminate the Offer on any scheduled Expiration Date and not accept for payment any tendered shares of SoundView common stock and Class B common stock, if:

(i) the Minimum Condition has not been satisfied by 5:00 p.m., New York City time, on the Expiration Date;

(ii) any of the following conditions has not been satisfied by 5:00 p.m., New York City time, on the Expiration Date:

•	the representations and warranties of SoundView set forth in the Merger Agreement must be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties are not true and correct (for this purpose disregarding any qualification or limitation as to materiality or a SoundView Material Adverse Effect), then this condition will be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or SoundView Material Adverse Effect) are not or do not have a SoundView Material Adverse Effect and Schwab must have received a certificate to the foregoing effect signed on behalf of SoundView by its Chief Executive Officer and Chief Financial Officer (the “Accuracy Condition”); and

•	SoundView must have performed in all material respects its obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date and Schwab must have received a certificate to the foregoing effect signed on behalf of SoundView by its Chief Executive Officer and Chief Financial Officer (the “Covenant Condition”).

(iii) any of the following conditions has not been satisfied on the Acceptance Date:

•

Schwab, SoundView and the Purchaser and their respective subsidiaries must have timely obtained from each governmental entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the other transactions contemplated by the Merger Agreement, including such approvals, waivers and consents as may be required under the Securities Act, the Securities Exchange Act, the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the

“HSR Act”), the New York Stock Exchange, Inc. (the “NYSE”), the National Association of Securities Dealers, Inc. (the “NASD”), the American Stock Exchange LLC (the “AMEX”), and any state laws; and

•	there must be no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Offer or the Merger in effect; nor any statute, rule, regulation or order enacted, entered, or enforced which prevents or prohibits the consummation of the Offer or the Merger; provided, however, that in the event an injunction or other order is issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.

The foregoing conditions are for the sole benefit of Schwab and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Schwab or the Purchaser, in whole or in part, at any time and from time to time until the Expiration Date or the Acceptance Date, as the case may be as set forth above, in the sole discretion of Schwab and the Purchaser. The failure by Schwab or the Purchaser at any time prior to the Expiration Date or the Acceptance Date, as the case may be, to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Expiration Date or the Acceptance Date, as the case may be. The Offer is expressly subject to the satisfaction of each of the foregoing conditions.

If the Offer is terminated pursuant to the foregoing provisions, all tendered shares of SoundView common stock and Class B common stock will be promptly returned to the tendering stockholders.

Exhibit A

Certain Projected Financial Data

SoundView Technology Group, Inc.

Income Statement Summary Output—Base Case

($ in thousands)	2001A	2002A	2003
			Q1A	Q2A	Q3E	Q4E	2003E	2004E	2005E	2006E

Revenues
Investment Banking	$29,431	$11,223	$1,697	$1,732	$4,500	$4,600	$12,529	$27,500	$46,000	$62,000
Brokerage	128,949	97,578	19,954	22,499	23,800	26,000	92,254	122,000	145,000	175,000
Interest and Investment Income	10,206	3,951	1,244	494	700	400	2,837	2,000	2,000	2,000
Asset Management Fees	8,044	6,058	1,429	1,430	1,430	1,430	5,719	1,549	542	383
Other	-	-	-	-	-	-	-	-	-	-

Total Revenues	176,630	118,810	24,324	26,155	30,430	32,430	113,339	153,049	193,542	239,383

Expenses
Total Compensation and Benefits	122,004	86,754	15,376	17,558	19,475	19,840	72,249	87,870	111,940	138,620
Brokerage and Clearance	21,091	17,124	3,282	3,433	3,214	3,340	13,269	11,355	11,963	12,688
Professional Services	8,253	6,601	1,139	1,020	1,345	1,243	4,747	4,767	5,514	5,887
Comm & Tech	13,352	10,718	1,846	2,106	2,033	1,912	7,897	7,416	7,941	8,712
Marketing	11,398	7,972	954	1,065	1,101	1,295	4,415	4,700	4,725	5,250
Depreciation & Amortization	10,815	5,722	1,573	1,131	1,245	1,170	5,119	4,662	4,853	5,180
Occupancy	12,865	7,193	1,138	1,716	1,732	1,629	6,215	6,575	6,300	6,525
Amortization of Intangibles and GW	41,306	5,068	1,019	1,019	1,121	1,054	4,213	4,344	4,522	4,827
Other	10,990	4,793	717	834	875	829	3,255	3,400	3,600	3,800

Total Expenses	252,074	151,945	27,042	29,882	32,141	32,312	121,378	135,089	161,357	191,489

Normalized Pretax Operating Income Calculations (excluding one-time charges)
Operating Income	(75,444)	(33,135)	(2,718)	(3,727)	(1,711)	118	(8,039)	17,960	32,185	47,894
Cash Operating Income(1)	(26,027)	(23,775)	(520)	(1,860)	343	2,050	13	25,800	40,346	56,606

Normalized Tax Effected Operating Income Calculations (excluding one-time charges)
Normalized Taxes Paid @ 37% Fed + State	-	-	-	-	-	44	44	6,645	11,909	17,721
Operating Income	(75,444)	(33,135)	(2,718)	(3,727)	(1,711)	74	(8,082)	11,315	20,277	30,173
Cash Operating Income(1)	(26,027)	(23,775)	(520)	(1,860)	343	2,006	(30)	19,155	28,438	38,885

Fully Diluted Normalized Tax Effected EPS Calculations (excluding one-time charges)
Operating Income	$(0.71)	$(0.35)	$(0.03)	$(0.20)	$(0.09)	$0.00	$(0.31)	$0.57	$1.01	$1.51
Cash Operating Income(1)	$(0.25)	$(0.25)	$(0.01)	$(0.10)	$0.02	$0.10	$0.01	$0.96	$1.42	$1.94

Sequential Growth - Revenue
Investment Banking	(85.3)%	(61.9)%	(10.4)%	2.1%	159.9%	2.2%	11.6%	119.5%	67.3%	34.8%
Brokerage	(16.8)	(24.3)	(12.8)	12.8	5.8	9.2	(5.5)	32.2	18.9	20.7
Interest and Investment Income	(16.9)	(61.3)	57.1	(60.3)	41.8	(42.9)	(28.2)	(29.5)	0.0	0.0
Asset Management Fees	(29.7)	(24.7)	(7.5)	0.0	0.0	0.0	(5.6)	(72.9)	(65.0)	(29.4)
Other	(100.0)	nm	-	-	-	-	nm	nm	nm	nm

Expenses as % of Revenue
Compensation and Benefits	69.1%	73.0%	63.2%	67.1%	64.0%	64.0%	63.7%	57.4%	57.8%	57.9%
Brokerage and Clearance (% of Brok. Rev)	16.4	17.5	16.4	15.3	13.5	12.8	14.4	9.3	8.3	7.3
Professional Services	4.7	5.6	4.7	3.9	4.4	4.0	4.2	3.1	2.8	2.5
Comm & Tech	7.6	9.0	7.6	8.1	6.7	6.2	7.0	4.8	4.1	3.6
Marketing	6.5	6.7	3.9	4.1	3.6	4.2	3.9	3.1	2.4	2.2
Depreciation & Amortization	6.1	4.8	6.5	4.3	4.1	3.8	4.5	3.0	2.5	2.2
Occupancy	7.3	6.1	4.7	6.6	5.7	5.3	5.5	4.3	3.3	2.7
Amortization of Intangibles and GW	23.4	4.3	4.2	3.9	3.7	3.4	3.7	2.8	2.3	2.0
Other	6.2	4.0	2.9	3.2	0.0	2.7	2.9	2.2	1.9	1.6

(1)	Adjusted for amortization of intangibles and depreciation related to one-time historical leasehold improvements

A-1

SoundView Technology Group, Inc.

Income Statement Summary Output—Base Case

($ in thousands)	2001A	2002A	2003
			Q1A	Q2A	Q3E	Q4E	2003E	2004E	2005E	2006E

NON-OPERATING GAAP RECONCILIATION ITEMS
Non Operating Revenue Items
Gains/(Losses) on Investments	(12,860)	(10,216)	(731)	(372)	-	-	(1,103)	-	-	-

Total Revenues, as reported	163,770	108,594	23,593	25,783	30,430	32,430	112,236	153,049	193,542	239,383

Non Operating Expense Items
Impairment of Intangible & Other Assets	260,920	165,846	-	-	-	-	-	-	-	-
Discontinuance of Retail Brokerage Ops.	-	-	-	-	-	-	-	-	-	-
Discontinuance of European Ops.	6,199	6,271	-	-	-	-	-	-	-	-
Write-Off of Computer Software & Equip.	-	-	-	-	-	-	-	-	-	-
Loss from Consolidation of Office Space	21,762	11,439	-	-	-	-	-	-	-	-

Total Expenses, as reported	540,955	335,500	27,042	29,882	32,141	32,312	121,378	135,089	161,357	191,489

Income (Loss) from Operations	(377,185)	(226,907)	(3,449)	(4,098)	(1,711)	118	(9,142)	17,960	32,185	47,894
Gain (Loss) on Strategic Investments	1,549	2,647	-	-	-	-	-	-	-	-

Income (Loss) before Income Taxes	(375,636)	(224,260)	(3,449)	(4,098)	(1,711)	118	(9,142)	17,960	32,185	47,894
Benefit (Provision) for Income Taxes	51,315	(17,858)	-	1,755	-	(44)	1,712	(6,645)	(11,909)	(17,721)
Equity in Net Loss of Affiliates	(10,478)	-	-	-	-	-	-	-	-	-
Minority Interest	2,094	8,088	-	-	-	-	-	-	-	-
Reported GAAP Net Income (Loss)	(332,706)	(234,030)	(3,449)	(2,343)	(1,711)	74	(7,430)	11,315	20,277	30,173

Net Income (Loss) Per Share
Basic	$(3.13)	$(2.47)	$(0.04)	$(0.13)	$(0.09)	$0.00	$(0.25)	$0.57	$1.01	$1.51
Diluted	$(3.13)	$(2.47)	$(0.04)	$(0.13)	$(0.09)	$0.00	$(0.25)	$0.57	$1.01	$1.51

Weighted average shares outstanding
Basic	106,223	94,837	93,295	18,381	20,000	20,000	20,000	20,000	20,000	20,000
Diluted	106,223	94,837	93,295	18,381	20,000	20,000	20,000	20,000	20,000	20,000

A-2

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of SoundView common stock and Class B common stock and any other required documents should be sent or delivered by each stockholder of SoundView or such stockholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

Wells Fargo Bank Minnesota, N.A.

By Registered Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Wells Fargo Bank Minnesota, N.A. Shareowner Services Corporate Actions Department P.O. Box 64858 St. Paul, Minnesota 55164-0858	Wells Fargo Bank Minnesota, N.A. Shareowner Services (651) 450-4110 (phone) (651) 450-4252 (fax)	Wells Fargo Bank Minnesota, N.A. Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at its telephone number and location listed below. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 213-0473

Exhibit (d)(4)

AMENDMENT TO MERGER AGREEMENT

Amendment dated December 30, 2003 (the “Amendment”) to that certain Agreement and Plan of Merger dated as of November 18, 2003 (the “Merger Agreement”) by and among The Charles Schwab Corporation (“Parent”), Shakespeare Merger Corporation (“Merger Sub”) and SoundView Technology Group, Inc. (the “Company”). All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Merger Agreement provided for certain treatment of Restricted Shares in the Offer and in the Merger and provided that except as expressly provided otherwise in the Merger Agreement the Board of Directors of the Company would not accelerate the vesting of any Restricted Shares unless such acceleration is required by the terms of the Company Stock Plans or the agreements under which the Restricted Shares were granted; and

WHEREAS, the parties have now agreed to the vesting of all Restricted Shares.

NOW, THEREFORE, the Company, Parent and Merger Sub hereby agree that the Merger Agreement is amended as follows:

1. Section 2.8(c) of the Merger Agreement is hereby deleted in full. Section 1.1(f) of the Merger Agreement is hereby amended and restated in full as follows: “Parent shall allow holders of shares of restricted and unvested Company Common Stock (“Restricted Shares”) to tender such shares pursuant to the Offer and any such Restricted Shares shall be treated in the same manner as any other share of Company Common Stock. The Company shall accelerate the vesting of all Restricted Shares, such that all Restricted Shares will vest in full immediately prior to the time and date the Offer expires.”

2. In all other respects, the Merger Agreement remains unchanged.

3. Notwithstanding the foregoing, this Amendment shall be of no force and effect in the event that the Offer is not successfully consummated.

[signature page attached]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first written above.

THE CHARLES SCHWAB CORPORATION

By:	/s/ Christopher V. Dodds

Name: Christopher V. Dodds Title: Executive Vice President and Chief Financial Officer

SOUNDVIEW TECHNOLOGY GROUP, INC.

By:	/s/ Mark F. Loehr

Name: Mark F. Loehr Title: Chief Executive Officer

SHAKESPEARE MERGER CORPORATION

By:	/s/ Christopher V. Dodds

Name: Christopher V. Dodds Title: Chief Financial Officer